Exhibit 4.34

(English Translation)

Transfer Agreement of

The Premises Leasing Agreement

Between

China United Telecommunications Corporation Ltd.

And

Unicom New Guoxin Telecommunications Corporation Ltd.

March 24, 2005

This Agreement was signed in Beijing, People’s Republic of China (“China”), on March 24, 2005, by the representatives of the following parties:

(1)                                  The Transferor:

China United Telecommunications Corporation Limited (“A Share Company”)
Location: F40th, Jinmao Building, No.88 ShiJi Avenue, Shanghai
Legal Representative: Chang Xiaobing

(2)                                  The Transferee:

Unicom New Guoxin Telecommunications Corporation Limited (“Unicom New Guoxin”)
Location: Boruiqi Mansion, No. 53, Xibianmen Nei Street, Xuanwu District, Beijing
Legal Representative: Ge Lei

Whereas,

(1)                                  Unicom New Guoxin is a company with limited liability established and continued in line with Chinese laws and wholly owned by China United Telecommunications Corporation (“Unicom Group”). Unicom A Share Company is a limited holding company established and survived in compliance with the Chinese law, listed in Shanghai Stock Exchange (“SSE”) on October 9, 2002, with 69.3224% of its shares being held by Unicom Group;

(2)                                  On August 12, 2002, Unicom Group and A Share Company signed a memorandum of understanding on the transactions to be conducted after the listing of the shares of A Share Company (“Connected Transactions MoU”) between Unicom Group or its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) and China Unicom Limited (“Red-chip Company”) indirectly held by A Share Company and its subsidiaries. According to the understanding reached in the Connected Transactions MoU, in the event that the transactions to be conducted between Red-chip Company itself or its subsidiaries and Unicom Group or any of its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) require approval of the minority shareholders of A Share Company under the Rules Governing the Listing of Shares on Shanghai Stock Exchange (“Rules of SSE”) applicable from time to time, which are deemed at the same time as connected transactions that require approval of the minority shareholders of Red-chip Company under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Rules of SEHK”) applicable from time to time, the above connected transactions shall be conducted in a 2-step approach: (1) Unicom Group or any of its subsidiaries enters into an agreement on the intended transaction with A Share Company or China Unicom (BVI) Limited (“Unicom BVI”), identifying the rights and obligations of the 2 parties involved in the transaction under the agreement (including, but not limited to, approval of Unicom Group of the transfer of the rights and obligations of A Share Company or Unicom BVI under the agreement to Red-chip Company or any of its subsidiaries); (2) A Share Company or Unicom BVI transfers its rights and obligations under the above mentioned agreement to Red-chip Company or any of its subsidiaries;

(3)                                  Pursuant to the arrangements made in the above mentioned Connected Transactions MoU, in order for Unicom New Guoxin to provide operator service to mobile subscribers of the subsidiaries with domestic operation of Red-chip Company, China Unicom Corporation Limited (“CUCL”), Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”) and Unicom New World Telecommunications Corporation Limited (“Unicom New World”) signed the leasing agreement with A Share Company on November 20, 2003 (“Original Premises Leasing Agreement”). On the same day, A Share Company signed the Agreement on Transfer of the Original Premises Leasing Agreement with Unicom New Guoxin to transfer all its rights and obligations under the Original Premises Leasing Agreement to Unicom New Guoxin;

(4)                                  CUCL is a foreign invested enterprise established and survived in compliance with the Chinese law, with 100% of its shares being held by Red-chip Company. CUCL assimilated and merged with Unicom New Century on July 30, 2004, and the rights and obligations of Unicom New Century under the Original Premises Leasing Agreement have been inherited by CUCL. The Ministry of Commence has approved, pursuant to MOC’S Approval of the Merging between China Unicom Corporation Limited and Unicom New World Telecommunications Co. Ltd.(MOC [2005]No.258), of the merging between CUCL and Unicom New World. At present, CUCL is going through the rest of the legal procedures necessary for its merging with Unicom New World, upon completion of which Red-chip Company would have CUCL as its sole operating entity in China;

(5)                                  CUCL and A Share Company have entered into a Premises Leasing Agreement on March 24, 2005 (“Premises Leasing Agreement”).

Considering of the implementation and amendment of the original Premises Leasing Agreement, with common studies and consultations, the Parties to this Agreement, in the principle of equality and mutual benefit, have agreed as follows:

1.                                       If the conditions of entry into force described in Article 6 of this Agreement were met, the Transferor agrees to transfer all its rights and obligations under the Premises Leasing Agreement and its attachments to the Transferee. The Transferee hereupon agrees to acquire the rights and obligations of the Transferor under the Premises Leasing Agreement.

2.                                       Once the Transferor transferred its rights and obligations under the Premises Leasing Agreement to the Transferee, the Transferee would immediately succeed to all the rights and obligations of the Transferor under the Premises Leasing Agreement, and the Transferor should terminate all the relevant rights and obligations succeeded by the Transferee under the Premises Leasing Agreement.

3.                                       The Transferor acknowledges that, in accordance with Article 15 of the Premises Leasing Agreement, CUCL has irrepealably agreed that the Transferor may transfer its rights and obligations under the Premises Leasing Agreement to the Transferee, and no further consent from the CUCL for such transfer is required.

4.                                       The Parties to this Agreement should ensure that they have the rights, power and capability to sign and implement this Agreement. This Agreement shall constitute the lawful, effective and binding obligations of the Parties immediately upon its signing.

5.                                       The Transferee agrees to undertake the rights and obligations in the past and future under the Premises Leasing Agreement in compliance with the terms and conditions defined in the Premises Leasing Agreement in its period of validity.

6.                                       Come into Effect

This Agreement comes into effect together with the Premises Leasing Agreement, with the following conditions being satisfied.

6.1                                 The shareholders’ meeting of Red-chip Company approves in accordance with its applicable laws, regulations and listing rules, the implementation of the Premises Leasing Agreement;

6.2                                 The shareholders’ meeting of the Transferor approves in accordance with its applicable laws, regulations, and listing rules, the implementation of the Premises Leasing Agreement.

7.                                       Force Majeure

Any party who fails to carry out the relevant obligations under this Agreement in accordance with the agreed conditions due to any events of Force Majeure which could not be predicted, and the occurrence or results of which could not be avoided or overcome, the party should inform other parties of its occurrence as soon as possible and thereafter provide detailed information and a valid document for evidence explaining the reason of its inability to execute or delay the execution of all or part of the obligations under this Agreement and its attachments within 15 days. The Parties shall, through consultations, decide whether to suspend, partially exempt or delay the execution of such obligations according to the effects of the events of Force Majeure on the performance of the obligation.

8.                                       Confidentiality

Unless otherwise defined or required by law or the relevant regulatory authority, or for the purpose of information disclosure by the Transferor to SEC, or by Red-chip Company to Stock Exchange of Hong Kong Limited (SEHK), either party shall not provide or disclose any data or information related to the business of other parties to any company, enterprise, organization or personnel without the written permission of the relevant party.

9.                                       No waiver

Unless otherwise stipulated by law, the failure or delay of execution of the rights, power or privileges under this Agreement by any party shall not be construed as a waiver of such rights, power or privileges. And the partial execution of such rights, power and privileges shall not obstruct the future execution of such rights, power and privileges.

10.                                 Notice

Any notice related to this Agreement shall be made in writing, and delivered in person by one party to other parties, or sent by facsimile or by mail. Such notices shall be deemed delivered upon receipt when delivered in person; or upon confirmation of delivery displayed in the fax machine of the addresser if transmitted by facsimile; or within three working days (automatically extended when falls on legal holidays) after being delivered by mail. Any notice shall come into effect upon delivery.

The communication addresses of the Parties to this Agreement are as follows:

China United Telecommunications Corporation Ltd.	Unicom New Guoxin Telecommunications Corporation Limited
Addressee: Zhao Yilei	Addressee: Xiao Baoyu
Address: F40th, Jinmao Building, No.88 ShiJi Avenue, Shanghai	Address: Room 873, F8, No. 133 A, Xidan North Street, Xicheng District, Beijing
Postal Code: 200121	Postal Code: 100032

11.                                 Applicable Law

This Agreement shall be governed by the laws of the People’s Republic of China, and be construed and executed in accordance with the laws of China.

12.                                 Settlement of Disputes

All disputes arising from the effectiveness, interpretation or performance of this Agreement shall be settled through friendly negotiation. Should no settlement be reached through negotiation within 30 days after the arising of the disputes, any party shall be entitled to proceed to the People’s Court with proper jurisdiction.

13.                                 Miscellaneous

13.1                           Each party may make revisions or supplements to this Agreement under consultations with other Parties. All the revisions and supplements shall be effective when signed and sealed by the legal representatives of the Parties or their authorized representatives.

13.2                           This Agreement is severable. If any provisions of this Agreement is held to be against the law or unenforceable, the effectiveness and implementation of the remaining provisions shall not be affected.

13.3                           This Agreement was done in four original copies, two for each Party, being equally authenticated.

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China United Telecommunications Corporation Limited (Stamp)

Legal representative or his authorized representative:	/s/ Sun Qian

Unicom New Guoxin Telecommunications Corporation Limited (Stamp)

Legal representative or his authorized representative:	/s/ Cheng Huoming